Exhibit 2-A

CONTRACT OF OPERATION & MAINTENANCE (O&M) OF DGS THAT AMONG THEMSELVES CELEBRATE ALEXANDRIA INDÚSTRIA DE GERADORES S/A AND CONDOMÍNIO SHOPPING DA HABITAÇÃO – CASASHOPPING

By means of this instrument, on the one hand:

(i)	ALEXANDRIA INDÚSTRIA DE GERADORES S/A, a legal entity under private law, registered with CNPJ no. 28.839.121/0001-40, with headquarters in the city of Curitiba, State of Paraná, in the Campo Comprido neighborhood, at Rua Dep. Heitor Alencar Furtado n° 3350, Sala 161, Brazil, CEP 81.200-528, in this act represented by its president Alexandre Torres Brandão, Brazilian, married, mechanical engineer, holder of Identity Card RG No. 7059060-3, registered in cpf/mf under no. 075.081.009-21, in accordance with their respective constitutive acts (“CONTRACTOR”)

and on the other hand:

(ii)	CONDOMÍNIO SHOPPING DA HABITAÇÃO - CASASHOPPING, legal entity of private law, registered in CNPJ / MF under no. 29. 273th. 687/0001-10, headquartered at Av. Ayrton Senna, 2150 Bloco K Cobertura, Barra da Tijuca, Rio de Janeiro, RJ, CEP 22.775-900, as provided for in their respective constitutive acts (“CONTRACTING PARTY”)

the CONTRACTING PARTY and the CONTRACTOR hereinafter referred to in isolation as “Party” and, together, as “Parties”;

Whereas:

(I)	the CONTRACTING PARTY is a condominium of commercial rooms and energy consumer and wishes to operate an electric power generating plant with distributed generation, in order to meet the requirements set forth in Normative Resolution No. 482/2012 of the National Electric Energy Agency - ANEEL (“ANEEL”) to live up to the benefits of the electricity compensation system; and

(II)	the CONTRACTING PARTY has maintained understandings with the CONTRACTOR for the operation and maintenance of the Distributed Generation System - “DGS” detailed in Annex III, with the objective of allowing the CONTRACTING PARTY to obtain the benefits of the electricity compensation system provided for in ANEEL Normative Resolution No. 482/2012.

The Parties shall, by mutual agreement, conclude this agreement for the Operation and Maintenance of the DGS that are part of the Distributed Generation Project (hereinafter “Agreement”), which shall be governed by the following clauses and conditions:

1. DEFINITIONS AND INTERPRETATION

1.1. The following annexes, duly initialed by the Parties, are part of this Agreement:

Annex I - Definitions;

Annex II - List of the client’s consumer units CONTRACTING PARTY that will be served by the DGS; s

Annex III - Technical Specification of the DGS s integral to the Distributed Generation Project; s

1.2. References to any document or other instruments include all its changes, substitutions and consolidations and their complementation, unless expressly provided differently or if the context so indicates.

1.3. DGSs (Distributed Generation System) comprises all the necessary equipment for the generation of electricity and connection to the distribution system of the local concessionaire.

2. Object

2.1. This Agreement concerns the provision of the operation and maintenance services of the DGS integral to the Distributed Generation Projects (“O&M Services”), as well as credit compensation management services of the consumer units, by the CONTRACTOR to the CONTRACTING PARTY, in accordance with the technical specifications defined in Annex III of this Agreement and the applicable regulation and laws.

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2.2. The following activities are included in the scope of O&M Services and Credit Compensation Management, to be developed under the full responsibility of the CONTRACTOR:

(a) The ordinary maintenance interventions of the installation, in order to ensure the cleaning, conservation and safety of the DGS;

(b) The extraordinary maintenance interventions of the DGS, in accordance with the terms defined in this Agreement;

(c) The preventive and predictive maintenance activities of the DGS, to be carried out through appropriate periodic interventions;

(d) The supply of the materials and machinery that are necessary to carry out the O&M Services perfectly;

(e) Supervision and control of DGS and the entire area through remote monitoring;

(f) The preparation and sending of monthly written reports to the CONTRACTING PARTY, containing the following information: production values, technical availability, ordinary and extraordinary maintenance activities carried out in the reference period;

(g) The correct and constant exercise of the registration of measurement systems and compliance with environmental obligations;

(h) The cleaning, conservation and safety of the Areas Necessary for the implementation of the DGS, in accordance with the terms set forth in this Agreement and in the contracts with the respective originators or owners;

(i) All other activities necessary for the proper functioning of the DGS, as well as the conservation and preservation of the respective Necessary Areas, during the term of this Agreement;

(j) Relationship with the local distribution concessionaire with a view to adequate compensation of energy credits in the CONTRACTING PARTY ’s consumer units.

3. TERM OF VALIDITY

3.1. This Agreement shall be valid from the date of its signature, and the provision of services shall be 120 (one hundred and twenty) months from the date of commencement of the compensation of energy credits by the CONTRACTING PARTY pursuant to the current resolution.

4. VALUE OF O&M SERVICES

4.1. Upon commencement of the term count, pursuant to clause 3.1 above, the value of the O&M Services will be paid monthly for each of the GDS member of the Distributed Generation Project and will be calculated by applying the formula below:

REM = VS x EMc - (Rental)

Where: VS = Value per O&M service for each MWh generated, corresponding to 492.00 R$ / MWh; EMc = Monthly Energy Effectively Compensated

4.2. If the amount of the REM calculated in the month is negative, this amount will be deducted from the amount to be paid by the CONTRACTOR in the subsequent month of calculation considering the net amount after the application of the rebate to be posted in the tax document.

4.3. The cost of demand with the Local Energy Concessionaire will be borne by the CONTRACTING PARTY.

4.4. The CONTRACTING PARTY shall maintain for the duration of the Contract the minimum and maximum consumption between 80% (eighty percent) and 120% (one hundred and twenty percent) of 170 MWh per month (“minimum and maximum consumption”). The adjustments of payments by the CONTRACTING PARTY to the CONTRACTOR will be adjusted according to clauses 4.1 and 4.2. The CONTRACTING PARTY may only request termination of the contract if the minimum annual generation is less than 50% (fifty percent) of the average estimated value for each year of execution of the contract. As an illustration, in the first year of the contract, the CONTRACTING PARTY may only apply for contractual termination if the power generation is 50% of 2,040 MWh in the first year, i.e. 1,020MWh, respecting the proportionalities of the losses foreseen for subsequent years as described in Annex III.

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4.5. The CONTRACTOR guarantees that from the application of the above formula and conditions will always be guaranteed a minimum monthly discount of 10% (ten per center) between the monthly value of this contract and how much would be paid to the local Distribution Concessionaire, in the event of non-execution of the Distributed Generation Project.

4.6. Monthly it will be checked whether the discount has met the lower limit of 10% (ten percent), as stipulated above, and, if not, the difference should be compensated in the subsequent month(s) until the full recomposition of the discount.

5. BILLING AND PAYMENT METHOD.

5.1. The amount of the O&M Services will be charged monthly by the CONTRACTING PARTY by issuing an invoice.

5.1.1. The REM in the month of the effective compensation of the energy of the DGS will be presented monthly to the CONTRACTING PARTY by the CONTRACTOR through a Measurement Bulletin, delivered up to the 5th(fifth)day elated from the month following the month of compensation, containing the total amount of energy compensated in each unit of the CONTRACTING PARTY - EMCmês by the local concessionaire according to Annex II.º (

5.1.2. The proof of the amount of Effectively Compensated Energy - EMCmês – by the Local Concessionaire presented in the Measurement Bulletin stipulated in Clause 5.1.1 will be made through the invoices of the Local Concessionaire, in which the amount(s) of Compensated Electric Energy are highlighted in each of the Consumer Units listed in Annex II. The Parties agree that obtaining the invoices from the consumer units shall be the responsibility of the CONTRACTOR. Nevertheless, the CONTRACTING PARTY shall, in the best possible, assist the CONTRACTOR in obtaining such invoices.

5.1.3. The Amount of the Service will be charged monthly by the CONTRACTING PARTY by issuing an invoice. The said invoice will only be issued after (i) the receipt by the CONTRACTING PARTY of the monthly Measurement Bulletin prepared by the CONTRACTOR; and (ii) approval of the Measurement Bulletin, scheduled for the 3rd(third) day of each month. If, to that date, the CONTRACTING PARTY does not express rejection of the Measurement Bulletin submitted, it shall be considered tacitly approved.

5.1.4. The delay, due to the CONTRACOR, in obtaining the conditions “(i)” and “(ii)” indicated in Clause 5.1.3 above will delay all deadlines relating to billing and payment provided for in this Agreement, and such delay may not be claimed as default of the CONTRACTING PARTY or to pay any penalty or indemnification.

5.1.5. Provided that the requirements indicated in Clause 5.1 are met, the Service Invoice shall be forwarded monthly to the Accounts Payable of the CONTRACTING PARTY, by means of a protocol at the billing address indicated by it, until the 15th (fifteenth) day of each month, containing an express reference to this contract.

5.1.6. The invoice will have as Due Date the last working day of each month and must be paid in an installment, through TED or bank deposit in the account indicated by the CONTRACOR. If such indication does not occur within the period stipulated above, the CONTRACOR may not charge the CONTRACTING PARTY any moratorium charges.

5.1.7. Any taxes or legal charges created, amended or terminated, incidents directly on the subject matter of this Agreement and other documents that incorporate it, when occurring after the date of signing the Agreement, of proven and relevant direct repercussion on the prices of this Agreement, shall imply the revision of these for more or less, as the case may be.

5.1.8. Each Party shall be responsible for the payment of taxes to which it may be obliged under Brazilian law.

5.1.9. In the first year of validity of this Agreement the Parties agree that the value of the service will be adjusted on December 31, 2020,by the positive cumulative variation of the Broad Consumer Price Index, IPCA/IBGE or, failing that, by any other official index that replaces it, provided that agreed between the Parties, in the period between the date of the operation of the Distributed Generation System and December 31, 2020. From the second year of validity, the adjustment will be carried out every 12 (twelve) months, in December, by the same index as the previous year.

5.1.10. The Parties now authorize the financial compensation of any existing credits and debits in relation to any financial amounts due to the relationship established between the parties for the implementation of the Distributed Generation project.

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5.2. Noting the CONTRACTING PARTY any divergence or irregularity in the invoice before its expiration, it will communicate the fact in writing to the Company and make the payment through a new document, issued to the exclusion of the contested installment.

5.2.1. The CONTRACTOR will have a maximum period of 02 (two) days, counted from the presentation of the challenge, to carry out the appropriate investigations and communicate to the CONTRACTING PARTY the result, with the corresponding reasoning. After this period and there is no manifestation of the CONTRACTOR, the challenge will be presumed to be well founded.

5.2.2. If the Contractor is dismissed as unfounded, the portion whose payment had been suspended will become chargeable and shall be charged to the CONTRACTING PARTY, in the following collection document, the equivalent of the contested amount plus pro-rata die monetary correction. The monetary correction will be calculated based on the IPCA or, in the case of its extinction, by another index that better reflects the loss of the purchasing power of the national currency (hereinafter referred to as the Index).

5.2.3. If The objection is considered valid by the CONTRACTOR or it is presumed to be valid, according to Clause 5.2.2 above, there will be no additional charge to the CONTRACTING PARTY.

5.3. Noting the CONTRACTING PARTY any divergence or irregularity in the invoice after its expiration, the CONTRACTOR will have a maximum period of 02 (two) days, counted from the presentation of the challenge, to make the appropriate calculations and communicate to the CONTRACTING PARTY the result, with the corresponding reasoning. After this period and there is no manifestation of the CONTRACTOR, the challenge will be presumed to be well founded.

5.3.1. If the CONTRACTOR considers the challenge to be valid or is presumed to be valid, as per Clause 5.3 above, the CONTRACTING PARTY will be entitled to a discount on the next collection document, equivalent to the contested amount, plus monetary correction and default interest of 1% (one per percent) per month, both pro-rata die, calculated based on the IPCA, or, in the case of its extinction, by another index that better reflects the loss of the purchasing power of the national currency.

5.4. In the event of late payment by the CONTRACTING PARTY of any sum arising from the charges issued on the basis of this Contract on the amounts of the amounts due, the accruals calculated as provided below shall be increased:

5.4.1. Fine of 2% (two percent) applied on the amount of the debt;

5.4.2. The overdue amount shall include interest on arrears equivalent to 1% (one percent) per month, calculated pro rata die, for the period between the default date and the date of actual payment, inclusive;

5.4.3. On the total calculated resulting from the application of Clause 5.4.2, will focus monetary update, calculated pro rata die by the variation of the IPCA, for the period between the due date and the date of effective payment, including, and for periods in which there is no official disclosure of the index will be adopted the amount corresponding to the Index of the previous month.

5.4.4. For the purpose of applying the update referred to in Clause 5.4, any negative monthly variation of the IPCA shall be considered null and void.

6. OBLIGATIONS OF THE PARTIES

6.1. Without prejudice to the other obligations set forth in this Agreement, the CONTRACTOR’s obligations are:

(a) Perform the O&M Services of the DGS s members of the Distributed Generation Project during the Term of the Agreement, as set forth in this Agreement and its Annexes;

(b) Provide all direction, technical-administrative supervision, necessary labor, direct and indirect, which will be your sole responsibility with respect to the contracting, payment for the services provided, taxes, labor charges, legal determinations and any related costs and expenses, materials and equipment that are necessary for the execution of the O&M Services;

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(c) Ensure the custody, supply, quality and perfect operation of all materials, equipment and systems of the DGS necessary for the provision of O&M Services;

(d) Cooperate with the Contractor, seeking to obtain and provide the information that the Client may need, related to the provision of the O&M Services;

(e) Comply with tax, labor and environmental legislation that may apply to the subject matter of this Agreement, avoiding the appearance of any environmental, labor and/or tax liabilities, being certain that all costs arising from environmental, labor liabilities, these related to their representatives, agents and employees used in the execution of the O&M Services, and /or taxes arising from the action or omission of the CONTRACTOR, will be your sole responsibility, which must also prove, with the CONTRACTING PARTY, the payment of the applicable social charges (FGTS and INSS);

(f) Provide its employees with all personal protective equipment (PPE) necessary to perform the services, according to NR-6 of the Ministry of Labor and provide a copy of training certificates when applicable;

(g) Be present, at any time, at the request of the CONTRACTING PARTY, the technical responsible of the CONTRACTOR for joint analysis of all activities subject to this Agreement;

(h) Provide the Technical Responsibility Note (ART) for the work / service, signed by Technical Responsible LINKED to the CONTRACTOR with the Regional Council of Engineering and Agronomy of Rio de Janeiro (CREA), within 10 days the beginning of the Contract must be deliver a duly paid copy to the CONTRACTING PARTY;

(i) Assume full responsibility for any faults or damages caused, intentionally or culpably, by its contractors, representatives, agents and employees, to the property of the place of service provision, as well as that of its employees, customers and/or third parties, during the execution of the services herein contracted;

(j) Ensure the performance of the services subject to this Agreement, without termination and replacing in no case necessary, without any burden, in any way, for the CONTRACTING PARTY, any of its employees who are enjoying vacation, as well as those absent for health or any other reasons, relevant or not, including lack, justified or not, to the service, except in the event of disaster, public calamity, state of siege and floods;

(k) Affix work plate/service as determined by art. 16 of Federal Law No.: 5.194/66, and Resolution No.: 407/96 of the Federal Council of Engineering and Agronomy (CONFEA): “Art. 16 - For as long as the execution of works, installations and services of any nature, it is mandatory to place and maintain visible and readable plates to the public, containing the name of the author and co-authors of the project, in all its technical and artistic aspects, as well as those responsible for the execution of the works.”;

(l) Respect and ensure that its employees respect the internal rules and regulations of the CONTRACTING PARTY, ensuring its discipline, complying with the rules of surveillance and providing the removal of any employee whose permanence is considered undesirable;

(m) Respond, without additional burden to the CONTRACTING PARTY, for any losses and damages, regardless of their nature, resulting from action or omission, including negligence, malpractice, recklessness or negligence, casual or intentional, duly proven to have been caused to any equipment and installations of the DGS and / or third parties, by its staff or due to errors or failures in the performance of the services covered by this Agreement, as well as its management;

(n) Observe, in relation to their employees, that the use of shorts and slippers is prohibited, as well as employees must be decently dressed in clean and buttoned uniforms and properly identified with individual badge, when they are in service on the premises of the CONTRACTING PARTY;

(o) Provide programming of services to be performed outside normal office hours, as well as the ratio of employees, at least 48 hours in advance;

(p) Present, if applicable, documentation of the Environmental Risk Prevention Program - PPRA, Occupational Health Medical Control Program - PCMSO and the Occupational Health Certificate - ASO of each employee who will provide services, according to NR 7;

(q) Provide technical support (Responsible Engineer) LINKED to the CONTRACTOR with CREA, when requested, or in emergency situations, to be provided by professionals or technicians, of the company’s staff, CONTRACTOR in this case, without any burden to the CONTRACTING PARTY;

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(r) Perform the cleaning of the place where the service is performed and remove from the premises of the CONTRACTING PARTY all the unused material, properly packaged;

(s) Maintain confidentiality of the technical data and confidential information of the CONTRACTING PARTY, except when its transmission to third parties is essential to the activities involving the O&M Services, an opportunity in which it must request prior consent from the CONTRACTING PARTY;

(t) cooperate with the CONTRACTING PARTY with regard to the provision of documents, information and any consents that make it possible to obtain the necessary licenses and/or authorizations for the implementation of the DGs;

(u) Maintain, on a permanent basis, qualified technical and operational personnel, duly qualified and trained for the purposes of this Contract, in sufficient number to perform O&M Services, assuming full and exclusive responsibility for their hiring and other labor and social security charges, including payment of wages, charges, accommodation / lodging, food, transportation, health, hygiene and safety at work, applicable insurance, indemnities, fines and other penalties possibly arising from infractions committed, labor claims and any measures proposed by your employees, as well as third parties service providers under the responsibility of the CONTRACTOR, exempting the CONTRACTING PARTY from any direct, joint and / or subsidiary liability, at any time, undertaking to indemnify the CONTRACTING PARTY, its directors, employees and companies of the same economic group, of any and all expenses perhaps incurred due to claims r related to the CONTRACTOR’s labor issues, including, without limitation, losses, damages, legal costs and attorneys’ fees.

(v) Promptly notify the CONTRACTING PARTY of any event that may cause delays or impediments to the regular execution of the O&M Services in the agreed terms, describing the event that occurred and indicating the measures to be taken;

(w) Provide, whenever requested by the CONTRACTING PARTY, the necessary information, aimed at obtaining any environmental licenses and authorizations of responsibility of the CONTRACTING PARTY;

(x) Provide, whenever requested by the CONTRACTING PARTY, the proof of the collection or documents that are intended to prove the existence and fulfillment of contractual, tax, social security, labor, insurance, land and other legal obligations, including negative debit certificates (INSS) and Certificate of Fiscal Regularity, arising from this Agreement;

(y) Communicate to the CONTRACTING PARTY, within a maximum of two (2) working days (counted from receipt, any correspondence, subpoena, service, service or any other request that is the responsibility of the CONTRACTING PARTY, and in the same act shall forward a copy of these documents and communicate to the CONTRACTING PARTY the measures that may be taken, so that it may take appropriate administrative and/or judicial measures, unless otherwise provided for in this Agreement, and inform, within a maximum of three (3) business days, the CONTRACTING PARTY of the imminence, where possible, or occurrence of events that may interfere, delay, prevent, or paralyze, for any reason, the O&M Services, as well as take and suggest arrangements for its solution;

(z) Obtain and maintain valid and in force, throughout the term of the Agreement, the insurance policies necessary to cover the risks of making the DGS available, as well as all licenses and authorizations of its responsibility and related to the activities of making the DGS available, as well as all those of its responsibility necessary for the fulfillment of the obligations assumed in the Agreement, and shall, whenever requested, submit, without any burden, the respective documentation to the s CONTRACTING PARTY.

y.1) The, CONTRACTOR undertakes to maintain the liability and cross-liability insurance policy in the amount of R$ 1,000,000.00 (one million reais), the premium being and any deductible related to the exclusive liability insurance policy of the CONTRACTOR. The Policy shall consider the following coverage: (a) Civil Liability Provision of Services in Third Party Locations; and (b) The Employer’s Civil Liability, comprising death and/or total disability of employees/employees hired by the CONTRACTOR;

(aa) Strictly observe and comply with all applicable laws applicable to your business and/or the activities to be performed under this Agreement, and the sole responsibility of the CONTRACTOR is the consequences arising from non-compliance with applicable law, as well as all costs for its service, which must be included in the overall price of the Contract, and the CONTRACTING PARTY does not have any additional cost;

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(bb) Redo the parts of the services that present defects, failures, deficiencies or divergences in relation to the documents of the Agreement. All expenses of corrections of the identified occurrences will be borne by the CONTRACTOR;

(cc) Comply with all relevant federal, state and municipal laws and postures in force during the performance of the Agreement;

(dd) Protect and preserve the environment, as well as prevent and eradicate practices harmful to the environment, executing the Contract in compliance with applicable legislation, especially with regard to the National Environment Policy and Environmental Crimes, as well as legal acts, regulations and administrative rules applicable to the environmental and related area, emanating from the federal, state and municipal levels, such as the guidelines and regulatory standards of all organs of the National Environment System - SISNAMA, mainly regarding the minimization of environmental risks, the control of emissions of pollutants and the deposit of hazardous waste, and to be responsible for the legal burden stemming from non-compliance with the provisions of this Clause 6.1(p);

(ee) Ensure the veracity of the information provided for the performance of this contract, assuming, from now on, the responsibility and any damage caused by the inaccuracy, absence or inveracity of such information;

(ff) Assume the costs arising from the Operating Agreement with the distribution concessionaire and any investments necessary for the connection with the Local Concessionaire;

(gg) Obtain and/or maintain, for the duration of this Agreement, all licenses, authorizations, permits, certificates and permissions applicable and necessary for the operation and maintenance of the DGS integral to the Distributed Generation Project, in accordance with applicable law and this Agreement;

(hh) Keep the CONTRACTING PARTY safe and indene in the event of any damage to the distribution concessionaire’s network.

(ii) Guarantee to the CONTRACTING PARTY, during the entire term of this Agreement, a minimum economic benefit of 10% (ten percent) guaranteed in relation to the amount that would have been applied in the captive electricity market during the same period, according to the tariffs in force for the location of each Consumer Unit, excluding the cost of ICMS and PIS / COFINS of the CONTRACTING PARTY units, including the cost of CUSD and CCER where the DGS are installed after the incidence of taxes, the cost of subleasing the land , the cost of renting the DGS equipment, and the cost of this contract.

6.2. Without prejudice to the other obligations set forth in this Agreement, the CONTRACTING PARTY’s obligations are:

(a) Make the payment of the value of the O&M Services on time, as provided for in Clause 5;

(b) During the term of this Agreement, to ensure that the CONTRACTOR has free access to the DGS facilities for the purpose of performing the O&M Services;

(c) Inform the CONTRACTOR, after signing this Agreement, an interlocutor of yours, who may be contacted by the CONTRACTOR for any matters related to the Agreement. The CONTRACTING PARTY may not exchange his interlocutor without previously duly notifying the CONTRACTOR of this fact in writing;

(d) Communicate to the CONTRACTOR, within a maximum period of 2 (two) business days from the respective receipt, of any correspondence, subpoena, notification, summons or any other request of responsibility of the CONTRACTOR, so that it can take administrative measures and / applicable lawsuits, unless otherwise provided for in this Agreement;

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7. THE RESPONSIBILITY OF THE PARTIES

7.1. The CONTRACTOR shall keep the CONTRACTING PARTY unscathed for any and all obligations attributed to it due to failures in the operation and maintenance of the DGS as well as the land used, due to the performance of this Contract, and the CONTRACTOR shall fully refund the CONTRACTING PARTY, including for means of supplementary indemnity, due to any fine, penalty or sanction attributed to it, including, but not limited to, all costs, proven for its defense in eventual administrative procedures and / or legal proceedings.

7.2. The CONTRACTOR shall keep the CONTRACTING PARTY unscathed and fully reimburse him, in the event that ANEEL considers that the DGS is not being operated in accordance with the current regulation, and will apply a fine and / or penalty to the CONTRACTING PARTY, including, but not limited to, not limited to those provided for in ANEEL Normative Resolution No. 846/2019 and in ANEEL Normative Resolution No. 414/2010, provided that the fact arises from failures of a strictly technical nature for the correct functioning of the DGS, related to the execution of this Agreement, that is, the maintenance and / or operation of the DGS, and:

(a) from non-compliance with obligations of a labor, social security and environmental nature;

(b) losses, charges, liens, arrests, requests for unavailability or equivalent constrictions, encumbrances and/or expenses related to claims, proceedings and any disputes brought by, on behalf of or involving the CONTRACTING PARTY and that are related to facts, events and/or circumstances subject to this Agreement and arising from obligations assumed by the CONTRACTOR;

(c) any damages or losses caused by the CONTRACTOR to the CONTRACTING PARTY, arising from the action or omission of employees and agents of the CONTRACTOR, in the execution of the Contract;

(d) any loss or injury that the DGS may, if necessary, cause to the CONTRACTING PARTY, to third parties or to the transmission and distribution network of the Local Concessionaires.

7.3. Liability for regulatory and tax/tax obligations arising from the Agreement shall be assumed by each Party, in accordance with and to the extent of their respective liabilities assumed under the Agreements.

7.3.1. The CONTRACTOR shall reimburse the CONTRACTING PARTY for any and all tax assessments issued by the federal, state or municipal tax authorities, in relation to taxes, fines and arrears, imposed on it as a result of non-payment of taxes or non-compliance with accessory obligations arising from contracted object, as the main taxpayer, substitute, solidary or responsible, the CONTRACTING PARTY being hereby authorized to pay any assessments, collections, charges, notifications or the like, which have been promoted against him, being guaranteed the right to immediate refund, by the CONTRACTOR, of the entire amount spent, in a single installment, within a maximum period of 5 (five) days from the notification of the CONTRACTING PARTY in this sense.

7.4. The CONTRACTOR shall be responsible, directly or regressively, solely and exclusively, for the employment contracts of its employees, fully bearing the wages, labor, insurance and social security charges arising, which are levied or which will be levied directly or indirectly on the cost of labor, also responding for any labor defaults that may incur, and the CONTRACTING PARTY’s solidarity or subsidiarity cannot the CONTRACTING PARTY unscathed by any and all obligations attributed to him due to the operation of the DGS, the CONTRACTOR being required to fully refund the CONTRACTING PARTY due to any fine, penalty or sanction that is imposed upon him in res judicata, including, but not limiting itself, to reasonable costs for its defense in eventual procedural administrative proceedings and / or legal proceedings, cases in which the CONTRACTING PARTY must immediately inform the CONTRACTOR upon citation / notification in order to enable it to be included in the passive pole of the demand, to present its considerations, guarantee the judgment (if and when applicable) and directly bear any eventual judicial condemnation resulting from.

7.5. Obligations to maintain and disclaim liability and to recompose property in this Agreement include, but are not limited to imposing on the Party that has the obligation to indemnify (“Responsible Party”) the duty to: (i) take all lawful measures, objectively possible and necessary to replace the party entitled to indemnification (“Indemnified Party”) and/or to have the Indemnified Party excluded from any proceedings, proceedings or disputes initiated against the Indemnified Party by any party, extraordinary procedural substitutes in any capacity, legitimized, by competent regulatory authorities or processes or procedures that have cause to seek or object related to any facts, events and/or circumstances subject to this Agreement; (ii) assume the defense or, at the discretion of the Indemnified Party, bear all expenses arising from the defense of the Indemnified Party in any and all claims of third parties, and it is certain that in any event (ii.a) it shall refrain and cause all to abstain, to assign responsibility to the Indemnified Party; and (ii.b) submit, at least two (2) days in advance, to the approval of the Indemnified Party, which shall not be unreasonably denied, any petition, reasoned or communication to be submitted; (iii) directly pay for or reimburse the Indemnified Party for the proven and reasonable amounts paid as a result of convictions and/or court orders, including penalties, issued in connection with third party claims; (iv) reimburse the Indemnified Party for reasonable expenses proven to be borne in relation to the demands of third parties; and (v) take all necessary measures to present, maintain and/or enforce guarantees, securities, guarantees or equivalent (“Guarantees”) or to have third parties present, maintain and/or enforce Guarantees, on behalf of the Indemnified Party in third party’s claims.

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7.6. It is agreed between the Parties that both the CONTRACTING PARTY and the CONTRACTOR will be responsible for the direct damages that are proven to cause the Contrary Party, which are related to the execution of the Distributed Generation project, not being responsible, under any circumstances, for indirect damages...

8. PENALTIES, DEFAULT AND TERMINATION

8.1. If this Agreement is resolved by either Party for any of the following reasons, the Party that has given cause to the contractual termination shall be obliged to pay the other Party the fine provided for in Clause 8.3::

(a) Protocol of application by the other Party for judicial or extrajudicial recovery, regardless of whether judicial approval has been obtained; application for judicial or extrajudicial liquidation, regardless of the approval of the processing or, also, application for self-bankruptcy or decree of bankruptcy;

(b) delay in the payment of the remuneration of the service, if the default is not remedied within forty-five (45) days of receipt of the notification by the defaulting Party;

(c) in the event of a transfer or transfer of the contract in disagreement with that set out in Clause 11;;

(d) if the CONTRACTOR does not renew / extend the environmental license (s) before the competent authority(ies) as a result of its negligence or malpractice, including, but not limited to eventual loss of time to fulfill obligations;

(e) in the other cases of non-compliance with the obligations assumed by the Party that are not remedied within forty-five (45) days of receipt of notification for such purpose;

(f) non-framing or disqualifying of the project as a generation distributed by the local distributor or ANEEL, provided that the fact results from project failures and/or project execution, as well as any other problems of a strictly technical operational nature for the proper functioning of the DGS, related to the performance of this Agreement and/or the implementation, maintenance and/or operation of the DGS;

(g) In the event of a social contract change or change in the CONTRACTOR’s corporate structure that will impair the performance of this Agreement, at the discretion of the CONTRACTING PARTY.

8.2. Termination of this Agreement does not release the Parties from their obligations due until the date of termination and will not affect or limit any rights that, expressly or by their nature, must remain in effect after termination or as a result of termination.

8.3. The Party that, prior to the expiry of this Agreement, gives rise to the termination of this Agreement pursuant to Clause 8.1, shall be obliged to pay the defaulting Party within thirty (30) days of the date of receipt of the notice of termination, a non-compensatory fine equivalent to 50% (fifty percent) of the remaining value of the contract , without prejudice to additional indemnification for the purposes of complying with the provisions of clause 7 of this Agreement.

8.4. This contract will be automatically resolved in the event of the termination of the Real Estate and Equipment Rental Agreement (Distributed Generation System - DGS) concluded between the parties, not focusing, in this case, on the fine provided for in the previous item.

8.5. Provided that neither Party is at fault, there are cases in which no onus or penalties will be imposed for early resolution:

(a) in the event that the Government extinguishes the energy credit compensation system established in Res. 482/2012 ANEEL and does not replace it with another similar one that can be used by the CONTRACTING PARTY;

(b) in the event of a fortuitous event or force majeure, duly proven, preventing the performance of the Contract for more than 90 (ninety) days; And

9. OF THE STATEMENTS AND GUARANTEES

9.1. Each Party declares and warrants that the following representations and warranties are valid, correct and complete on this date and shall remain valid throughout the term of this Agreement:

(a) Strictly observes and complies with all applicable laws applicable to your business and/or activities to be performed pursuant to this Agreement;

(b) Observe the code of ethics of each Party, of which they declare to be aware and expressly agree;

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(c) The veracity of the information provided for compliance with this Agreement, assuming, from now on, the responsibility and any damages caused by the inaccuracy, absence or inveracity of such information;

(d) It is a company duly constituted and validly existing in accordance with the laws of Brazil, with all the powers and corporate authorizations to conduct its business as currently conducted and to hold the assets and assets herein held;

(e) It has the financial capacity to comply with the obligations established herein, as well as the practice of all operations contemplated herein; And

(f) (f) This Agreement is a valid and binding obligation and enforceable in accordance with the terms of this Agreement. The signing and performance of this Agreement are not subject to any authorization, approval and / or prior consent of any nature arising from any clause or provision of any agreement or contract to which the CONTRACTING PARTY is a party or due to law, process or court order, or any reason.

10. FORTUITOUS CASE OR FORCE MAJEURE

10.1. If one of the Parties is unable to comply with any of its obligations, due to fortuitous event or force majeure as provided in the Brazilian Civil Code, the Agreement shall remain in force, but the Party affected by the event shall not be liable for the consequences of non-compliance with its obligations during the duration of the event and in proportion to its effects.

10.1.1. The Party affected by an event that is proven to characterize the fortuitous event or force majeure will report to the other, at most seventy-two hours, of the circumstances of the event, detailing its nature, the expectation of time for it to fulfill the obligation reached and other information that is pertinent, in addition to regularly renewing the same information.

10.1.2. Either Party may terminate this Agreement without the penalty provided for in Clause 8.3 in the event that the effects of the fortuitous case and force majeure last for more than ninety (90) days.

11. OF THE CONTRACTUAL ASSIGNMENT

11.1. Neither Party may assign or transfer to third parties, in whole or in part, its rights and obligations arising out of this Agreement, without express and written agreement of the other Party.

11.2. Immediately, the parties agree that THE LESSOR may assign in full the rights and obligations assumed in this Agreement to ENERGEA GERACAO DISTRIBUIDA DE ENERGIA DO BRASIL S.A., a legal entity of private law registered with CNPJ under n. 24.103.761/0001-37, or another company of the same economic group of the latter.

12. CONFIDENTIALITY

12.1. The Parties acknowledge that during the term and performance of this Agreement they shall have access to confidential information of the other Party and therefore undertake, for the duration of this Agreement and after its termination, to:

(a) maintain absolute secrecy about any and all confidential information of the other PARTY, obtained as a result of the negotiations that resulted in this Agreement and/or the course of its execution, committing not to disclose it to any person other than the team involved in the activities relating to the O&M Services subject to the Agreement, without the prior and express authorization of the other Party, except in the case of request by competent authority, in which case it will comply with the provisions of Clause 12.5 below;;

(b) b) not to use the information considered confidential in any case not related to the execution of the contracted object and to take all necessary measures to avoid unauthorized exposure or use of confidential information by persons not prior to and expressly authorized in writing by the other Party;

(c) c) give immediate notice to the other Party about any unauthorized uses or exposures of confidential information, contributing to its best efforts to curb such uses or unauthorized exposure of its confidential information.

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12.2. For the purposes of this Agreement, Confidential information, inventions, discoveries, ideas, concepts, know-how, techniques, methodologies, designs, specifications, drawings, diagrams, models, samples, data, statistical results, algorithms, source codes, computer programs, disks, floppy disks, tapes, storage media in general, marketing plans, and other technical, strategic, operational, technological, financial or commercial and industrial property information are considered; not excluding others, including verbal, not mentioned herein, of similar private content and restricted knowledge or arising from the expertise of each Party.

12.3. Confidential information shall not be considered: (i) those already in the public domain; (ii) information received from another source, provided that this source is not in breach of any obligation of confidentiality upon disclosure of such information, (iii)that information disclosed by reason of a court order or legal determination, (iv) that is already known to the Party before it was disclosed, or (v) has its disclosure approved in writing by the Party holding it.

12.4. The confidentiality and confidentiality obligations set forth in the above clause shall bind the Parties during the term of this Agreement and shall continue in the event of termination, regardless of the reason for which it may occur, for a period of five (05) years. Failure to comply with such obligations by one of the Parties, without the express written permission of the other party, shall enable the immediate termination of this Agreement with the appropriate penalties and without prejudice to liability for the losses and damages proven to be caused to the party and/or to third parties, and the criminal liability to which its administrators will be liable for breach of confidentiality.

12.5. The Receiving Party shall be obliged to obtain the prior and express consent of the Disclosing Party for the eventual disclosure and/or publication of any reports, illustrations, interviews or details relating to the subject matter of this Agreement. If the Receiving Party is required by law, regulation, court order or government authorities empowered to disclose any Confidential Information, the Receiving Party shall immediately communicate to the Disclosing Party, in writing and prior to such disclosure, so that the Disclosing Party may seek a court order or other remedy from the appropriate authority that prevents disclosure. The Disclosing Party undertakes to cooperate with the Receiving Party in obtaining such court order or other remedy that prevents disclosure. The Disclosing Party also agrees that if the Disclosing Party fails to comply with the obligation to disclose the Confidential Information, it will disclose only the portion of the Confidential Information that is being legally required and that it will do its best to obtain reliable assurances that confidential treatment of the requested Confidential Information will be given confidentially.

12.6. The Parties undertake to keep and protect all documents made available within the strictest control, reliability and security regime, and shall be used solely and exclusively in strict compliance with and enforcement of the clauses and conditions set forth in this Agreement. The Parties shall apply to the custody and security of such documents the same degree of confidentiality and protection that would be expected in relation to the documents and information of their property and shall return them to the other Party immediately in the event of termination of this Agreement for any reason.

13. ANTI-CORRUPTION OBLIGATIONS

13.1. Each Party declares that it knows the terms of Brazilian anti-corruption and anti-bribery laws, including but not limited to Law No. 12,846/2013 and that:

(a) adopts all necessary measures in accordance with good commercial practices in an ethical manner and in accordance with the applicable legal provisions, to prevent any fraudulent activity by you (including by your shareholders, directors, directors and employees) and/or by any suppliers, agents, contractors, subcontractors and/or your employees with respect to the receipt of any resources from your suppliers and service providers, and is certain that if you identify any situation that may affect your relationship with the other Party, you will give immediate notice to the other Party and take all necessary action;

(b) declares that you have not made or has promised to make, in connection with the operations provided for in the Agreement, or any other business transactions that are involved, any payment or transfer of funds, directly or indirectly, to any governmental authority or public official; any political party, party authority or official candidate; to any director, director, employee or representative of any effective or potential client; to any shareholder, board member, director and employee; or any other person or organization, if such payment or transfer represents a violation of the laws of the country in which it is made;

(c) declares that it does not offer or agree to give any employee, agent, employee or agent any bonus, commission or other amount in any capacity as induction or reward for practicing, failing to practice, having performed any act to promote business by fraudulent or unlawful means and formalize contracts with suppliers and service providers; And

(d) undertakes to implement continuous improvements in effective controls in the prevention and detection of non-compliance with the Anti-Corruption Rules and the requirements set forth in this instrument.

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14. COMPLIANCE AND LABOR RESPONSIBILITY

14.1. In addition to all obligations arising from laws applicable to this Agreement and those assumed by the CONTRACTOR in its other clauses, it is in particular obliged to:

14.1.1. Provide labor required and qualified for the performance of services directly related to the subject matter of this Agreement;

14.1.2. Execute the CONTRACTING PARTY’s requests in accordance with the conditions stipulated in this Agreement;

14.1.3. Repair damage caused to the CONTRACTING PARTY, provided that proven its guilt for the improper execution or non-execution of the services;

14.1.4. Provide an excellent level of service delivery, using the right quality resources and technology;

14.1.5. Observe all requirements related to labor, social security, welfare and security laws related to its personnel, assuming all obligations as sole employer and responsible, with total exemption from the CONTRACTING PARTY;

14.1.6. Use, when providing services, specialized professionals in a sufficient number, with full and exclusive responsibility for fully complying with all legislation that governs legal affairs, and that assigns responsibility, with emphasis on tax, civil, social security areas, labor and consumerist. Furthermore, always without prejudice to the determination of losses and damages, the CONTRACTOR is obliged to indemnify the CONTRACTING PARTY, for damages caused directly to the CONTRACTOR or its agents, and, further, to indemnify / reimburse the CONTRACTING PARTY, for all legal expenses and extrajudicial documents that the CONTRACTING PARTY has:

(a) judicial recognition of employment of its employees with the CONTRACTING PARTY or with any other company of the same economic group;

(b) indemnification/reimbursement to third parties, as a result of any damages caused by the CONTRACTOR or its agents, in the execution of its activities, or also due to the non-conformity of the products used and services provided;

(c) judicial recognition of the COVTRACTING PARTY’s solidarity with the CONTRACTOR, in compliance with its labor and social security obligations or, also, with any other conglomerate company or the same economic group;

(d) assessments drawn up by any federal, state and municipal agencies, due to the non-conformity of the services provided; And

(e) protests that the Contractor has to propose on account of securities issued without cause or that have generated double collection.

14.1.7. Formally authorize, if necessary, that the CONTRACTING PARTY retain, in order to guarantee any payments to which it is obliged towards the CONTRACTOR’s employees or to reimburse any amounts to which it is entitled under this Agreement, any amount that the CONTRACTOR is still entitled to receive;

14.1.8. Immediately, after the written communication made to him by the CONTRACTING PARTY, any of its employees or agents whose permanence in the services is deemed inconvenient in relation to the performance of the Contract, either by hygiene standards or by any other internal rule of the CONTRACTING PARTY;

14.1.9. Maintain, on a permanent basis at the disposal of the CONTRACTING PARTY, a duly qualified representative, with sufficient powers to represent it in everything that relates to the CONTRACTOR services;

14.1.10. Enforce the CONTRACTING PARTY ’s internal regulations and safety regulations, including those for fire prevention and firefighting;

14.1.11. Provide, at the beginning of the provision of the services, and keep updated until the expiration of the Contract, updated relationship with the name, ID and photo of its employees and agents authorized to have access to the units of the CONTRACTING PARTY;

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14.1.12. Bear the costs of feeding and transporting your staff;

14.1.13. Present, when requested by the CONTRACTING PARTY, under penalty of suspension of payment, all proofs of collection of taxes, as well as tax, social security and land contributions related to its employees involved in the provision of services here contracted, as well as issue payrolls and collection guides in a different way, enabling the identification of its employees who are performing services in the establishment of the CONTRACTING PARTY;

14.1.14. Keep strictly up to date the notes in the Work and Social Security Card, the legal documents of its employees that perform the tasks subject to this Contract and the employee record book, eliminating any employment relationship between the CONTRACTING PARTY and the employees of the CONTRACTOR;

14.1.15. Require that its employees, agents and employees at its service only remain in the CONTRACTING PARTY ’s premises properly uniformed and/or identified. Provide, control and require the use of uniforms, kept in good condition of presentation, and / or identification and personal protective equipment (PPE) to its employees, according to NR-6 of the Ministry of Labor, without any charge to the CONTRACTING PARTY;

14.1.16. Redo or correct, at your expense, the services that have been provided by the same with error or technical imperfection, also responding to any failures and / or errors found within 05 (five) years after the completion of the services. In the impossibility of correction, the CONTRACTOR shall indemnify the CONTRACTING PARTY for twice the amount corresponding to such repairs;

14.1.17. Complete and deliver to the CONTRACTING PARTY, with protocol, whenever the nature of the services provided justifies, a spreadsheet with a detailed description of the tasks performed and any needs for action;

15. GENERAL PROVISIONS

15.1. Nothing in this Agreement shall be construed as creating any corporate, labor or tax relationship between the Parties or their representatives.

15.2. This Agreement is entered into in an irrevocable and irrevocable manner, obliging the Parties, as well as their successors and assigns to any title. The Parties and their successors and assigns shall fully comply with the obligations set forth in this Agreement in accordance with applicable rules.

15.3. The declared nullity of any of the clauses or conditions herein agreed shall not result in the invalidity of this Agreement, which shall remain valid and enforceable in all its other terms and conditions. If the alluded illegality, invalidity or unenforceability is of a temporary nature, the device reached shall have its effects suspended until such time as the conflict with applicable law ceases. However, if the alluded illegality, invalidity or unenforceability is of a permanent nature, the Parties, by mutual agreement, shall herein provide a new provision to replace the previous one and preserve the content of the Clause or condition in question.

15.4. This agreement does not represent a relationship between the Parties of a labor, representative, joint venture, fact or law company, consortium or any other nature. If so, the Parties shall formalize a suitable instrument for the part.

15.5. Any notice or other communication from one Party to the other related to the Agreement shall be made in writing, in Portuguese, and shall be deemed delivered if sent by registered mail, e-mail (e-mail), in any case with formal proof of receipt, at the addresses mentioned by them in the preamble to the Agreement, or to the addresses that, in the future, will expressly indicate.

15.6. The CONTRACTOR expressly acknowledges that it may not, either by itself or by its directors, employees or agents, sign any document or assume obligations on behalf of the CONTRACTING PARTY or use its trademark without its prior and express authorization.

15.7. It is expressly and irrevocably established that the Parties’ failure to exercise any rights or powers assisting them under this Agreement, or the tolerance for delays in fulfilling obligations, shall not characterize or affect those rights or powers, which may be exercised at any time and shall not alter the conditions agreed forth in this Agreement.

15.8. This Agreement is entered into on an irrevocable and irrevocable basis, constituting legal, valid and binding obligations between the Parties and their successors in any capacity, being enforceable in accordance with their respective terms. The provisions contained in this Agreement consist of the entire agreement between the Parties, and shall prevail over all prior agreements and understandings and herein not expressly stated, both written and verbal, if any signed between them with respect to their object.

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15.9. This Agreement shall be governed by and construed by the laws of the Federative Republic of Brazil.

15.10. The CONTRACTOR and the CONTRACTING PARTY appoint as responsible for the purposes of managing this Agreement, respectively:

If for the CONTRACTING PARTY: operacionalcs@casashopping

If for the CONTRACTOR: luiz@alexandria.solar and brandao@alexandria.solar

15.11. The Agreement is recognized by the Parties as an enforceable title, in the form of Article 784, item III, of the Code of Civil Procedure, for the purpose of collecting the amounts due.

15.12. No change to the terms of this Agreement shall take effect unless it is made in writing and signed by each Party.

15.13. This Agreement constitutes the entire agreement of the Parties and annuls and supersedes any prior agreements and documents between the Parties, verbal or written, in relation to the same matter and objects herein.

15.14. This Agreement is given the character of non-exclusivity, either in relation to the provision of the services, or in relation to the CONTRACTOR, or in relation to the employees of the Company.

15.15. This Agreement obliges the Parties and successors to comply with and enforce, at any time, the provisions herein agreed upon.

15.16. During the course of the term of this Agreement and in respect of its performance, all statements shall be expressed in writing, regardless of the silence of the PARTIES in accordance with any term and/or condition that wishes to apply to it.

15.17. Neither Party may claim ignorance or non-receipt of any communication that has been addressed and addressed in the manner provided for above, and it is certain that none of them may claim ignorance if, having changed addresses, it has not notified the other of such circumstances and the new address.

15.18. It is now certain and agreed between the Parties that the CONTRACTING PARTY may, at any time and at its sole discretion, carry out audits in order to verify whether the CONTRACTOR is complying with the terms and conditions of this Agreement, and the CONTRACTOR, in such cases, allow the employees of the CONTRACTING PARTY, or whoever it indicates, to have access to the documents of the CONTRACTOR that, directly or indirectly, are related to the provision of services covered by this Agreement.

15.19. This Agreement is for the sole and exclusive benefit of the Parties, their respective successors and authorized assigns, and this Agreement shall not confer upon any third party any prerogative, power, cause of action or right.

15.20. This Agreement shall be governed by and construed by the laws of the Federative Republic of Brazil.

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16. FORUM OF ELECTION

16.1. The PARTIES freely elect the Central Forum of the District of the Capital of the State of Rio de Janeiro, Brazil, to the exclusion of any other, however privileged it may be, to resolve any conflicts and displeasures arising from this instrument.

Because they are so fair and CONTRACTOR, the Parties sign this instrument in two (2) copies of equal content, together with two (2) undersigned witnesses.

Rio de Janeiro, May 12, 2020. 1

CONTRACTING PARTY

Name:	Name:
Position:	Position:

CONTRACTOR

Name:	Name:
Position:	Position:

WITNESS of CONTRACTING PARTY :	WITNESS of THE CONTRACTOR:

Name:	Name:
CPF:	CPF:
RG:	RG:

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Annex I - Definitions.

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Annex II - List of the CONTRACTING PARTY’s consumer units that will be served by the DGS.

Unidade Consum idora	Código do Cliente	Código da Instalação	Medidor	Tipo de Fornecim ento	Subgrupo/Modalidade Tarifária	Classe/Subclasse
1		400039535	8369287			Comercial/Administração
2		400039551	7266532
3	20000093	400039543	7267206	Trifasico	BT/Demais Classes - B3
4		400039586	7267207
5		400039560	7268393			Condominial

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Annex III - Technical Specification of the DGS s integral to the Distributed Generation Project.

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